Operational and strategic overviews

How our Upstream Business will deliver on strategy



Jon Harris Executive Vice President: Upstream Business

Overview

Mining

Cost and safety leadership position in South Africa

Sustainable feedstock to South African value chain

Continuous Improvement mindset delivering value

R14 bn mine replacement programme completed below budget and without supply disruption

Successful B-BBEE partnership in place with Ixia Coal

Exploration and Production (E&PI)

Continue as a **strategic partner in Mozambique**

Focus on maintaining gas production and optimising resources in **Southern Mozambique**

Progressively **grow our oil and gas portfolio** in West and Southern Africa

Strengthen our value-based partnership in Gabon

Actively **manage and optimise our portfolio**; divest Canadian shale assets

Advancing our strategy in phases

Strategic objective

Explore and produce gas in Southern Africa

Safely produce coal feedstock **to 2050**

Progressively **grow value-adding oil and gas portfolio** in West and Southern Africa

ESG focus areas

Mining – Safe working environment, proactive promotion of diversity, transformation and social upliftment

E&PI – Proactive promotion of diversity, transformation and social upliftment, social contribution in Mozambique, maintain highest levels of governance

Near term 2020+

- Continue to develop Southern Mozambique to its full potential together with our partners
- Maximise the value from our existing assets in Mozambique through additional compression and in-field development
- Explore and evaluate partnerships to fully develop the gas business in Southern Africa together with Energy
- Deliver full potential of our Gabon asset
- Continue to develop a risk balanced portfolio of growth options to execute in line with balance sheet flexibility
- Safely produce coal feedstock to 2050

Medium term 2022+

- Continue to invest in the early part of exploration life cycle and farm down for value
- Acquire producing assets and development-ready opportunities in line with our risk appetite
- Active management of portfolio to deliver long-term absolute EBIT growth while remaining within the remit of Group ROIC through-the-cycle

Operational and strategic overviews (continued)

Mining

Mining is responsible for producing coal feedstock for our Southern Africa integrated value chain to convert coal into higher-value products.



Salient features

Safety performance marred by two tragic work-related fatalities

Transformation programme yields 3% productivity improvement as we worked towards more integrated operations

Rolling out pilot project to **enable wireless connectivity** underground

Completed R14 billion mine replacement programme, officially opened last two mines

Extended home ownership programme to benefit a further 63 employees

Safety update

Our operations were affected by two tragic work-related fatalities in the year. Safety remains our top priority and following these incidents we implemented various corrective actions.

Delivering on our strategic objectives

Because of the high emissions associated with burning coal, it is referred to globally as a dirty resource. However in South Africa, we are heavily dependent on coal as a feedstock and as such have to ensure that we can sustainably source and deliver coal to our operations at the lowest cost.

We successfully completed our 11-year, R14 billion mine replacement programme by inaugurating our new Shondoni and Impumelelo collieries in July 2018 and April 2019 respectively, these mines sustain some 4 000 jobs and secure coal supply to our Secunda Operations. As the existing mines reached the end of their useful lives, we continued work to decommission, close and rehabilitate shafts and associated infrastructure.

At Shondoni, as part of our digitalisation efforts, we are rolling out a pilot project to enable wireless connectivity underground. Here, we installed Wi-Fi and enabled smart devices for mobile communication and data capturing. This facilitates integrated mining operations that allow for more accurate and timeous monitoring of machines and people, supporting safe and reliable operations. We continued to prioritise our community relationships, assisting municipalities with various infrastructure projects. We also extended home ownership among employees, handing over another 63 houses in the year.

To further improve the efficiency of our mines and increase productivity, we implemented Siyenza, a programme that is aimed at mitigating the greater complexity of mining geology as well as the increasing regulatory expectations. The programme entails creating integrated operations, fundamentally changing our operating system and organisational culture to improve safety, increase productivity and reducing our cost base as well as the more active sharing of practices, people and other resources.

Performance summary

Productivity improved by 3% in the year as we continued to focus on improving our operational efficiency while striving to achieve zero harm. Supply to our internal value chain remained sufficient and we reduced our stockpile levels as part of our working capital management initiative. We reduced our external coal purchases to acceptable levels.

We also paid higher royalty taxes compared to the previous year, as we fell into a different royalty tax bracket. Normalised unit cost of production increased above inflation mainly due to lower overall production levels.

Looking ahead

Achieving safe operations remains our **top priority.** We are working to ensure our **long-term sustainability** by securing our **compliance with Broad-Based Black Economic Empowerment ownership requirements** and are engaging the authorities in this regard. We remain **focused on strengthening our relationships** with recognised trade unions, government and our fence-line communities. Ahead of the expiry of our **multi-year wage agreement in June 2020,** we will **engage in negotiations** with all our participating trade unions.

Saleable production


mm tons
70
60
50
40
30
20
10
0
39,2
40,3
36,0
37,2
36,1
15
16
17
18
19

External purchases


mm tons
8
7
6
5
4
3
2
1
0
5,1
5,0
8,0
6,7
5,2
15
16
17
18
19

Unit cost per production ton


R/ton
400
300
200
100
0
226
227
270
284
313
15
16
17
18
19

Exploration and Production International Exploration and Production International (E&PI) develops and manages the Group’s upstream interests in oil and gas exploration and production. We have assets in South Africa, Mozambique, Gabon and Canada. offshore concession located centrally in the country. We are in the process of acquiring seismic data on PT5-C and planning for our first well on A5-A together with our partners. In exploring new avenues to import gas into South Africa, we established a dedicated team to engage parties involved in the development of the substantial natural gas fields of the offshore Rovuma Basin. Mozambique remains at the core of our strategy and we aim to maximise shared value with the government of Mozambique. To this end, we agreed a five-year plan for local content development that incorporates procurement spend, capacity building, employment, training and research. Among other initiatives, we committed to spend approximately US$17 million over two years on various social projects. In Gabon, we maintained oil production from our joint venture Etame Marin Permit asset and secured a licence extension for another 10 years with two further five-year renewal periods. In other parts of West Africa, we made good progress identifying opportunities to participate in low entry cost exploration acreage and built relationships with key stakeholders. Delivering on our strategic objectives Working with our partners, we continued to prioritise gas-based growth in Southern Africa and oil-based growth in West Africa. In Mozambique, we continued to produce safely and reliably from our Petroleum Production Agreement (PPA) licence area facilities. We executed several projects to maintain the supply of gas feedstock to our Southern Africa value chain as well as support Sasol’s lower-carbon agenda. These projects included low-pressure compression at our plant and the drilling of an additional well. More projects of a similar nature have been sanctioned and are progressing towards execution in coming months. The Production Sharing Agreement (PSA) reservoirs have proved to be more complex than anticipated resulting in reduced expected recoverable oil volumes but with confirmed recoverable gas volumes. Work continues on the integrated oil, gas and LPG feasibility study. We have also made progress in our plans to supply gas to enable the 400MW Central Termica de Temane (CTT) power station formerly known as the Mozambique gas-to-power project (MGtP). This new facility, along with the Central Térmica de Ressano Garcia’s 175MW plant, will supply approximately 40% of Mozambique’s electricity. During 2019, we signed exploration and production concession contracts on two new blocks in Mozambique; PT5-C which is adjacent to our existing producing licence and A5-A which is an Performance summary Higher gas and crude oil sales prices benefitted our earnings in our Mozambique operations and in Gabon. Despite our positive cash profit, earnings before interest and tax were lower due to the impairment of our Canadian shale gas operations of R1,9 billion aligned with the anticipated fair value. Looking ahead Driven to deliver on Sasol’s sustainability agenda and emission reduction roadmap, we are committed to sourcing more sustainable gas supply alternatives. We are continuing with numerous low-pressure compression interventions as well as the drilling of more wells in the PPA licence area. This will maintain gas supply at current levels. We plan to increase the recovery of gas from the reservoir capital projects currently in assess phase. We also continue to explore in PT5-C and A5-A. In Gabon, we are preparing to drill additional wells in the Etame Marin Permit area. Salient features Further improved our safety performance as a top priority Heightened focus on sustainably sourcing gas feedstock to the Southern Africa value chain Spent R88,1 million on social investment in Mozambique; jointly developed a local-content plan with the government to increase our goods and services purchases from Mozambican companies Secured 10-year extension of Etame Marin Permit in Gabon

Operational and strategic overviews (continued) How our Chemicals Business will deliver on strategy Fleetwood Grobler Executive Vice President: Chemicals Business Advancing our strategy in phases in differentiated markets Guide plastics waste consumers on use of plastics, Strategic objective Optimise existing assets Grow specialty chemicals ESG focus areas management, educate and collect it to reduce, recycle and re-use Medium term 2022+ • Progressively grow specialty chemicals through internal growth and acquisitions levers • Debottleneck LCCP and capitalise on associated infrastructure to support chemicals growth • Continued capacity optimisation across chemicals portfolio Near term 2020+ • Deliver value from LCCP • Invest in capacity optimisation and differentiation across full chemicals portfolio • Maximise position from existing operations and technology platforms Overview variety of polyethylene and Base Chemicals Produces and markets commodity chemicals from integrated South African and North American value chains Global sales of 4 million tons per annum Proven experience with a polypropylene licensed technologies Performance Chemicals Produces and markets commodity and specialty chemical products which include organics, advanced materials and wax as key value chains Sales of more than 2,6 million tons per annum in over 50 diversified markets Long-term global customer relationships

Chemicals Business We are a truly global business supplied from operations in Europe, the United States, South Africa and China. Base Chemicals markets commodity chemicals from our upstream Fischer-Tropsch (FT), ethylene and propylene value chains. Performance Chemicals markets commodity and differentiated chemicals including organics, advanced materials and wax value chains. 5 000 fewer trucks transporting our products on the roads every year, supporting our safety efforts. We advanced our programme to transform the customer experience using digital platforms, recording improvements in our piloted net promoter index through our new portal for easy ordering and improved order tracking as well as our revitalised internet product catalogue. We also made greater use of data analytics for enhanced process efficiency and applied statistical methods to improve the quality of planning. A customer relationship management tool was rolled-out in North America with further roll-outs planned in South Africa and Eurasia in the coming year. We made good progress in our work to advance the sustainability of plastics became a founding member and the only company in Africa of the Alliance to End Plastic Waste. We developed plans to address the global plastic waste issue and will be ready to act on these in 2020. We are reviewing our asset portfolio to ensure that it is focused and remains core to our strategic objectives. Our recent announcement of our plans with Enaex S.A, a subsidiary of the Sigdo Koppers Group, to grow our explosive business through a possible partnership is evidence of this. Delivering on our strategic objectives 2019 was a important year for us as we started-up two of the LCCP units, the polymer unit and the EO/EG unit. The start-up of these units will diversify our earnings base and provide additional returns to our shareholders. Similarly, we expanded our operations in China a new ethoxylation unit reached beneficial operation 26 months after the investment decision was made, within the approved budget. Most pleasing of all is that the project was completed without any recordable injuries, which is testament to a high safety awareness and commitment from Sasol and our contractors. This project is Sasol’s largest expansion project in the region. The new plant has a capacity of approximately 150 kilotons per annum, with the option of using either branched or linear alcohols to meet differentiated customer requirements in applications such as personal care, textiles and leather, metal working and lubrication. With China’s economy forecast to represent about 40% of the world’s chemical demand by 2025, it is an important growth market for Sasol. The new production unit will more than double Sasol’s production capacity in the region and allow us to meet both the growth as well as the increasingly sophisticated quality requirements of an exciting market. Furthermore, it will strengthen our position as a reliable solution supplier with strong R&D support for customers. With the opening of a new wax warehouse in Sasolburg, we improved the overall supply chain cost as well as the quality and service to our export wax customers. The new warehouse, and the introduction of new rail tank cars, will result in Lake Charles Chemicals Complex, United States Salient features Base Chemicals sales volumes increased by 4% Performance Chemicals sales volumes decreased by 3% New linear low-density polyethylene and ethylene oxide/ ethylene glycol (EO/EG) units add to our earnings growth HDPE joint venture facility in the US adds first full year of earnings New ethoxylation unit in China reached beneficial operation 26 months after the investment decision was made, within the approved budget EO/EG and Tetramerisation cash-generating units (CGU) in the US impaired by R5,5 billion (US$388 million) and R7,4 billion (US$526 million) respectively Ammonia CGU in the Southern African value chain impaired by R3,3 billion Driving a focused programme on plastics sustainability Improving customer experience by accelerating roll-out of digital tools and platforms Fostering a growth and innovation mindset in Performance Chemicals

Operational and strategic overviews (continued) Performance summary 2019 was a challenging year for the Chemicals Business, marked by supply interruptions in South Africa and Europe and the impact of heightened international trade tensions on sales. Performance Chemicals’ sales volumes were 3% lower compared to the prior year mainly due to external feedstock supply constraints in Europe during the first half of 2019. We realised strong margins in the specialty organics and advanced materials portfolios, offset by a softer macro environment in Europe and Asia in the second half of 2019 impacting the remainder of the portfolio. Normalised EBIT*+, remained flat at R7,9 billion compared to the prior year. This excludes R1,8 billion of operating losses attributable to the LCCP incurring depreciation and cash fixed costs without corresponding gross margin realised while in the ramp-up phase. The EO/EG and Tetramerisation cash-generating units (CGU) were impaired by R5,5 billion (US$388 million) and R7,4 billion (US$526 million) respectively. The impairments were mostly as a result of softer forecast US ethylene over ethane margins and global mono-ethylene glycol prices and an increase in the capital cost for the LCCP. Base Chemicals’ business benefitted from 4% higher sales volumes largely from US polymers with our high-density polyethylene (HDPE) plant contributing for the full year and our linear low-density polyethylene (LLDPE) plant achieving beneficial operation in February 2019. The Base Chemicals' foundation business sales volumes were largely in line with 2018. Normalised EBIT*+, decreased 33% to R3,8 billion compared to the prior year. This excludes R1,9 billion operating losses attributable to the LCCP incurring depreciation and cash fixed cost without corresponding gross margin realised returns while in ramp-up phase. The Ammonia CGU in the Southern African value chain was impaired by R3,3 billion, mainly attributable to the outlook of softer international ammonia sales prices and higher feedstock costs. We reversed an impairment amounting to R949 million on our integrated ethylene assets in Sasolburg due to the useful life extension from 2034 to 2050. This is in line with the detailed study undertaken that proved the viability of non-gas-dependent operations beyond 2034 as feedstock is supplied from Secunda which has an approved useful life up to 2050. +In line with Sasol’s updated strategy, we have reorganised the Chemical portfolio to support our value-based growth strategy. Consequently, we have transferred the Phenolics, Ammonia and Specialty Gases (PASG) results from Performance Chemicals to Base Chemicals, effective 1 July 2018. Ammonia and Specialty Gases are managed by Energy. The metrics have been restated for the transfer. Looking ahead International trade tensions, should they continue, will continue to place pressure on chemical prices. In addition, new expansions in China are driving commodity chemical markets into oversupply and margins could be lower in the short term. Market fundamentals however remain robust and macro-trends such as a growing population, mobility and urbanisation are expected to continue to support mid-term growth in chemical markets. We continue to drive growth and innovation, focusing on markets where Performance Chemicals has proprietary technologies, competitive feedstocks and develop products for new applications in collaboration with customers. In the near term, we will work to deliver value from the LCCP, as well as invest in incremental growth and capacity optimisation and differentiation across the chemical portfolio, building on existing technology platforms. We continue to develop the market for the new FT wax streams. With the start-up of the LCCP’s second polyethylene plant in the second half of the 2019 calendar year, Base Chemicals' polymers capacity in the region will exceed one million tons. We also see opportunities for incremental growth in our foundation businesses through debottlenecking, as well as supply chain optimisation and increased sales in West Africa.

How our operations will deliver on strategy Bernard Klingenberg Executive Vice President Operations linear low-density polyethylene unit in February 2019 and the ethylene oxide/ethylene glycol unit in May 2019. We are however, disappointed with the increase in cost to bring the LCCP units online and will work relentlessly to ensure that we have reflected and acted upon the lessons learnt and deliver the full earnings potential from this mega asset. In Europe, ethylene feedstock supply interruptions and a planned shutdown of the ethylene oxide unit at Marl contributed significantly to a 8% decline in Eurasian operations’ production volumes for the year. In China, our new ethoxylation facility reached beneficial operation in April within approved budget and are ramping up to increase our output more than twofold, when compared to the existing facility. We made progress in executing our compliance roadmaps to meet South African environmental requirements, including commissioning Secunda’s first phase of the sixth fine ash dam and the new nitro effluent handling plant. Together with Group Technology, we have insulated 3 305 houses in the past two years as part of an offset project. We continued to support numerous social investment projects in our fenceline communities and ensured that an increasing number of the approximately 20 000 contractors on site during our Secunda shutdown came from these areas. Safety performance Driven to secure our long-term sustainability, Sasol operations focused on optimising processes and ensuring safe, stable and environmentally compliant facilities. While the overall safety performance improved, operations were affected by a tragic work-related fatality at Natref. We continue to prioritise safety. Performance overview We recorded slightly lower-than-expected production volumes in the first half of the year largely due to an extended total shutdown at the west plant in Secunda in September 2018 and an Eskom power supply interruption in July 2018. However, in the second half of the year, we had an excellent performance and almost made up the lost volumes with many plants achieving record throughput rates. Secunda Synfuels reported an annualised run-rate of 7,8 million tons after making good progress on asset renewals, as well as carrying out maintenance work on piping and pipelines. Natref significantly improved performance and achieved a production volume increase of 20%, through improved plant reliability, availability and utilisation. In the US, after more than six years of planning and construction, we started to commission the first units of the defining Lake Charles Chemicals Project (LCCP) and integrated them smoothly into existing operations. At times, we had more than 7 500 people at any one time on site, constructing or commissioning new facilities or operating existing facilities. We updated our business processes to accommodate the changes brought about by the LCCP, testing them following the start-up of the first steam unit in August 2018, the new ESG focus areas Reduction of greenhouse gas emissions with particular focus on Secunda, proactive promotion of diversity, transformation and social upliftment; fenceline community supplier strategy to accelerate achievement of small business enterprises and preferential procurement targets, energy efficiency improvement. Looking ahead 2020 will be a watershed year for Sasol’s operations in the United States, as we bring online our 1,5 million ton per year ethane cracker as well as other LCCP facilities, representing a materialisation of the Group’s value-based growth strategy. While the LCCP will lower Sasol’s emissions intensity, we continue to investigate solutions to meet South Africa’s new plant standards for air quality as well as new waste legislation. Secunda Synfuels has some 41 environmental and 31 safety projects in progress planned for the next two years. We are also proceeding with projects to deliver clean fuels from Secunda Synfuels and are considering our options in this regard at Natref. Natref’s air quality improvement projects are in execution, with the first project reaching beneficial operation in the new financial year. Across our operations, we continue to work on various digitalisation options, including systems to manage the health of our equipment digitally. Salient features Improved safety performance but one tragic fatality at Natref Started-up first units of the LCCP, while maintaining stable existing Lake Charles operations Lower overall production volumes due to extended Secunda shutdown and external supply constraints in Europe, despite new US production and greater Natref volumes Commissioned various environmental compliance projects in South Africa Operations In Southern Africa, our operations include Secunda Synfuels, Secunda Chemicals, Sasolburg, Satellite and Natref Operations. Internationally, we have facilities in the US, Europe and Asia. The value proposition of these operating hubs lies in our ability to integrate and operate complex technologies at scale, with world-class product quality and cost advantages.

Operational and strategic overviews (continued) How our Energy Business will deliver on strategy Maurice Radebe Executive Vice President: Energy Business and Safety, Health and Environment (SHE) Advancing our strategy in phases marketing margins power opportunities growth Strategic objectives Increase liquid fuels Maximise value of Southern Africa gas Pursue select gas-to-Respond to changing environmental and clean fuels landscape ESG focus area Contribute to economic Medium term 2022+ • Gas market development anchored by Secunda and Sasolburg Operations • Investigating all sustainable gas monetisation options in Mozambique, targeting gas-to-power • Longer-term gas-to-power will play an important role in the Southern African energy mix • Ramp-up mega and minor inorganic growth • Deliver an optimal clean fuels solution Near term 2020+ • Increased value through volume shift to higher yielding products and markets • Organic growth continues with 10 new RCCs sites planned for 2020 which will include greenfield developments as well as other oil company conversions • Grow through organic and inorganic opportunities Overview Energy Major market presence Sales and marketing of 58 mm/bbl – 60 mm/bbl of liquid fuels per annum in South Africa Markets 150 mmscf/day of natural and methane-rich gas Global GTL businesses with partners in Qatar and Nigeria Strong brand of Retail Convenience Centres (RCCs) in South Africa 410 RCCs, Sasol’s estimated retail market share nationally is 10% – 11%* Sustainable position with strong cash flow Electricity: 71% capacity of our own needs in South Africa 19% of Mozambican supply through our Central Termica de Ressano Garcia (CTRG) partnership *Source: Sasol analysis of Slate data

Energy Business

In Southern Africa, the Energy Business markets and sells liquid fuels, pipeline gas and electricity. Internationally, we manage Sasol's gas-to-liquids (GTL) investments.



Salient features

- **Improved our safety performance** as our top priority
- Pursuing our retail growth strategy, **completed 15 new RCCs**
- Normalised earnings* **increased by 13%** to R17,1 billion
- **Higher Natref production** and run-rates supported increased liquid fuel sales
- Launched cost-effective solution to **meet new clean fuels requirements**
- Sasol Oil **achieved a level 2 B-BBEE score**, up from level 3 in 2018
- **ORYX GTL capacity utilisation** declined to 81% after extended shutdown
- **SARS and Sasol Oil came to a mutual agreement** resulting in the dispute **between the parties being resolved** for all the open years of assessment
- Constitutional Court **overturned the 2013 NERSA maximum price decisions** and **ordered NERSA to revise its decisions; new maximum gas price** to be approved for Sasol by NERSA will **apply retrospectively** from 26 March 2014

Delivering on our strategic objectives

With the completion of 15 new Centres (RCCs) in South Africa during the year, we made good progress in extracting more value from our brand-leading retail assets. This is despite challenging market conditions due to increasing prices and reduced petrol demand. We are piloting a number of new initiatives in our retail sites to deliver on an enhanced store experience. We divested from four sites as part of our strategic site management process. Sasol remains one of the strongest brands in South Africa, supported by the launch of our new fuels advertising campaign This is GlugGlug®. We marketed a third of Sasol fuels' production through our own retail outlets and commercial channels, benefitting from the wider associated margins.

We made significant progress in developing a cost-effective solution to meet new market and regulatory requirements for cleaner fuels from Secunda Synfuels Operations and started work on the first of numerous projects. Through the work of a focused team that was put together to solve this challenge, we are confident that we will be ready for the cleaner fuel specifications at a cost that is acceptable to all of our shareholders. At Natref, we understand what is required to enable compliance with new clean fuels specifications and are considering our options.

Retail Convenience Centres


Number
420
315
210
105
0
397
399
410
17
18
19

Liquid fuels sales


mmbbl
65
52
39
26
13
0
60,0
58,7
60,0
17
18
19

Performance summary

Total liquid fuel sales volumes increased by 2% due to higher production from Natref and natural gas sales increased by 5% due to higher market demand. ORYX GTL benefitted from higher Brent crude oil prices and a weaker exchange rate, contributing R1,1 billion to EBIT. This was 3% lower than the prior year due to 16% lower production volumes related to unplanned shutdowns.

NERSA matter

Following the decision by the Constitutional Court overturning the 2013 NERSA maximum price decision and ordering NERSA to revise its decision, Sasol will submit a new maximum gas price application to NERSA. The actual gas prices as agreed in the current contracts with customers remain in place. However, the future implementation of a new NERSA approved maximum gas price could have an adverse effect on our business.

Tax litigation

We reached an agreement with the South African Revenue Services (SARS) for the withdrawal of all issued and pending assessments for the crude oil procurement matter relating to Sasol Oil for the financial years 1999 to 2016. As a result we are no longer exposed to the contingent liability of R13,4 billion.

Looking ahead

We continue with the **expansion of our Southern Africa retail marketing channel through organic growth** as well as possible acquisitions. **We continue to explore opportunities to better tailor our retail offering** to various market segments as well as enhance our value proposition to customers at the forecourt, including by **introducing new loyalty scheme partners and by making greater use of digital technologies.** We are embedding our **Continuous Improvement initiative in terms of new ways of work, building our marketing skills and further reducing costs.** In advancing Sasol's sustainability, **we are working on providing cleaner fuels to ensure that we remain both relevant and competitive** in a rapidly changing environment. In Nigeria, we continue to **support the increased utilisation of EGTL.**